Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 26, 2009

PRICING SUPPLEMENT NO. 2009-MTNDD425 DATED                     , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009) MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based Upon the S&P 500® Index Due 2011

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on , 2011. We will not make any payments on the notes prior to maturity.
■	The notes are based upon the S&P 500® Index.
■

You will receive at maturity for each note you hold a maturity payment based on the percentage change in value of the S&P 500® Index from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

■

If the ending value of the S&P 500® Index is greater than its starting value, at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date (which we refer to as the index percentage change) and (iii) approximately 200% (to be determined on the pricing date), subject to a maximum total return on the notes of approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes.

■

If the ending value of the S&P 500® Index is less than or equal to 100% of its starting value but greater than or equal to 90% of its starting value, the note return amount will be zero and at maturity you will receive for each note you then hold the $10 principal amount per note.

■

If the ending value of the S&P 500® Index is less than 90% of its starting value (representing a decrease of more than 10% from its starting value), at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the index percentage change (which will be negative) and (b) 10%. Thus, if the ending value of the S&P 500® Index is less than 90% of its starting value (regardless of the value of the S&P 500® Index at any other time during the term of the notes), the maturity payment will be less than your initial investment of $10 per note and your investment will result in a loss.

■	The notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the notes.
■	Application will be made to list the notes on NYSE Arca under the symbol “BLN.”

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total
Public Offering Price(1)	$10.000	$
Underwriting Discount (including the Sales Commission described below)(1)	$0.200	$
Proceeds to Citigroup Funding Inc.	$9.800	$
(1)	The actual public offering price, underwriting discount and sales commission per note for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.925 per note. You should refer to “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.200 (which may be reduced for volume purchase discounts) for each note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 (which may be reduced for volume purchase discounts) from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a sales commission of $0.200 (which may be reduced for volume purchase discounts) for each note they sell. The actual public offering price, the underwriting fee received by Citigroup Global Markets Inc., the amount received by certain dealers, and the sales commission paid to the Financial Advisors per note may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by a particular investor. You should refer to “Plan of Distribution” in this pricing supplement for more information. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                     , 2009.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Buffer Notes Based Upon the S&P 500® Index, or the notes, are equity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the S&P 500® Index during the term of the notes, subject to a maximum total return, while also providing protection against a decline of 10% or less in the value of the S&P 500® Index and a limited buffer against a decline of more than 10% in the value of the S&P 500® Index. The notes are not principal protected and do not pay periodic interest. The return on the notes, if any, is based upon the S&P 500® Index (which we also refer to as the underlying index).

At maturity you will receive for each note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the notes, based on the percentage change in the value of the S&P 500® Index from the pricing date to the valuation date. We refer to the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date as the index percentage change. If the ending value of the S&P 500® Index is greater than its starting value, the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the index percentage change and (iii) approximately 200% (to be determined on the pricing date), subject to a maximum total return on the notes of approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes. If the ending value of the S&P 500® Index is less than or equal to 100% of its starting value but greater than or equal to 90% of its starting value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per note. If the ending value of the S&P 500® Index is less than 90% of its starting value (representing a decrease of more than 10% from its starting value), the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the index percentage change (which will be negative) and (b) 10%. Thus, if the ending value of the S&P 500® Index is less than 90% of its starting value (regardless of the value of the S&P 500® Index at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss. All payments on the notes are subject to the credit risk of Citigroup Inc.

Because the maximum total return over the term of the notes is limited to approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than approximately $12.60 to $13.00 per note (to be determined on the pricing date).

The notes will mature on                     , 2011 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10 principal amount per note and your investment could result in a loss.

How is the Index Percentage Change Calculated?

The index percentage change will equal the following fraction:

Ending Value – Starting Value

Starting Value

The starting value will equal the closing value of the S&P 500® Index on the pricing date.

The ending value will equal the closing value of the S&P 500® Index on the valuation date.

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the index percentage change is positive, zero or negative:

•	If the index percentage change is positive, the note return amount will be positive and will equal:

$10 × Index Percentage Change × Upside Participation Rate,

subject to the maximum total return on the notes.

The upside participation rate will equal approximately 200% (to be determined on the pricing date). Because the maximum total return on the notes is limited to approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed approximately $12.60 to $13.00 (to be determined on the pricing date) per note.

•	If the index percentage change is from and including 0% to and including –10%, the note return amount will be zero.

•	If the index percentage change is less than –10%, the note return amount will be negative and will equal:

$10 × (Index Percentage Change + 10%)

Thus, if the value of the S&P 500® Index decreases by more than 10%, the index percentage change and the note return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be as low as $1 per $10 note.

For more specific information about the note return amount, the index percentage change, the determination of an index business day and the effect of a market disruption event on the determination of the note return amount and the index percentage change, please see “Description of the Notes—Note Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Principal?

Yes. If the ending value of the S&P 500® Index is less than 90% of its starting value, at maturity you will receive less than the $10 principal amount per note. This will be true even if the closing value of the S&P 500® Index exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the S&P 500® Index is greater than its starting value, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors—The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes—What You Could Receive at Maturity—Hypothetical Examples” in this pricing supplement.

Who Publishes the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of July 31, 2009, the common stocks of 411 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of July 31, 2009, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 77% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high and low closing values of the S&P 500® Index for each month in the period from January 2004 to August 2009 and a graph showing the closing values of the S&P 500® Index on each index business day from January 2, 2004 to August 25, 2009. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled prepaid forward contract, subject to a floor, on the value of the S&P 500® Index on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the S&P 500® Index subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the notes on NYSE Arca under the symbol “BLN.” You should be aware that the listing of the notes on NYSE Arca does not guarantee that a liquid trading market will be available for the notes.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

Citigroup Inc. is allowed to “incorporate by reference” the information filed with or furnished to the Securities and Exchange Commission, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this pricing supplement, the accompanying prospectus supplement and prospectus. In addition to the documents incorporated by reference as described under “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus, Citigroup Inc. also incorporates by reference the Current Report on Form 8-K furnished on July 10, 2009.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the value of the S&P 500® Index from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the S&P 500® Index and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal-Protected. You Will Receive Less than Your Initial Investment at Maturity if the Value of the Underlying Index Declines By More than 10% From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the value of the S&P 500® Index from the pricing date to the valuation date. If the value of the S&P 500® Index on the valuation date has declined more than 10% from its value on the pricing date, the amount you receive for each note will be less than the $10 you paid for each note and could be as low as $1 per $10 note. This will be true even if the closing value of the S&P 500® Index exceeds its starting value at one or more times during the term of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum return on the notes is limited to approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the S&P 500® Index. If the ending value of the S&P 500® Index exceeds its starting value by more than approximately 26% to 30% (to be determined on the pricing date), the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the S&P 500® Index or an investment in an instrument that is directly linked to the S&P 500® Index but is not subject to the maximum index return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the S&P 500® Index is less than             (an increase of     % from its starting value), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the underlying index changes from its starting value. However, changes in the value of the underlying index may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the underlying index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the underlying index is below its starting value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Underlying Index.    General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the underlying index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the value of the underlying index will affect the trading price of the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Underlying Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the S&P 500® Index because S&P calculates the value of the S&P 500® Index by reference to the prices of the stocks included in the S&P 500® Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the S&P 500® Index even if its ending value is greater than its starting value. In addition, the maximum total return over the term of the notes is limited to approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, whereas there would be no limit on the return you would realize if you actually owned the stocks included in the S&P 500® Index.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the underlying index or derivative instruments relating to such stocks or the underlying index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the underlying index and thus, the value of the underlying index and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the underlying index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the weighted values of the underlying index, and such values are based on the prices of the stocks included in the underlying index. By investing in the notes you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

■	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

■	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Buffer Notes Based Upon the S&P 500® Index due 2011 (the “Notes”) are equity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the S&P 500® Index during the term of the Notes, subject to a maximum total return, while also providing protection against a decline of 10% or less in the value of the S&P 500® Index and a limited buffer against a decline of more than 10% in the value of the S&P 500® Index. The Notes are not principal protected and do not pay periodic interest.

The return on the Notes, if any, is based upon the return of the S&P 500® Index (which we also refer to as the “Underlying Index”).

At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Notes, based on the percentage change in the value of the S&P 500® Index from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing value of the S&P 500® Index from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the S&P 500® Index is greater than its Starting Value, the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the Index Percentage Change and (iii) approximately 200% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the S&P 500® Index is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (regardless of the value of the S&P 500® Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss. All payments on the notes are subject to the credit risk of Citigroup Inc.

Because the maximum total return over the term of the Notes is limited to approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $12.60 to $13.00 per note (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (         Notes). The Notes will mature on                     , 2011. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

Payment at Maturity

The Notes will mature on                     , 2011. At maturity you will receive for each Note an amount in cash equal to $10 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10 principal amount per Note, in which case, your investment will result in a loss.

Note Return Amount

The Note Return Amount will be based on the Index Percentage Change of the S&P 500® Index. The Index Percentage Change will equal the following fraction:

Ending Value – Starting Value

Starting Value

The Starting Value will equal the closing value of the S&P 500® Index on the Pricing Date.

The Pricing Date means the date on which the Notes will be priced for initial sale to the public.

The Ending Value will equal the closing value of S&P 500® Index on the Valuation Date.

The Valuation Date means the third Index Business Day before the Maturity Date.

The calculation of the Note Return Amount will depend on whether the Index Percentage Change is positive, zero or negative:

•	If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 × Index Percentage Change × Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate will equal approximately 200% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 26% to 30% (approximately 13% to 15% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed approximately $12.60 to $13.00 (to be determined on the Pricing Date) per Note.

•	If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•	If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 × (Index Percentage Change + 10%)

Thus, if the value of the S&P 500® Index decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

If the Ending Value of the S&P 500® Index is not available on the Valuation Date because of a Market Disruption Event or otherwise, the value of the S&P 500® Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the S&P 500® Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of the S&P 500® Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the maturity date.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the S&P 500® Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the value of the Underlying Index or any successor index, (ii) any options or futures contracts, or any options on such futures contracts relating to the Underlying Index or any successor index, or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the S&P 500® Index. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the S&P 500® Index on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Starting Value: 1,000.00

•	Upside Participation Rate: 200%

•	Buffer Value: 10%

•	Maturity: 2 years

•	Maximum Total Return: 28% (14% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate, and maximum total return.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Value of the S&P 500® Index	Hypothetical S&P 500® Index Percentage Change(2)	Hypothetical Return on Notes(3)	Hypothetical Per Annum Return on Notes(4)	Hypothetical Note Return Amount		Hypothetical Maturity Payment per Note
0	-100.00%	-90.00%	-45.00%	-$	9.00	$1.00
500	-50.00%	-40.00%	-20.00%	-$	4.00	$6.00
600	-40.00%	-30.00%	-15.00%	-$	3.00	$7.00
700	-30.00%	-20.00%	-10.00%	-$	2.00	$8.00
800	-20.00%	-10.00%	-5.00%	-$	1.00	$9.00
825	-17.50%	-7.50%	-3.75%	-$	0.75	$9.25
850	-15.00%	-5.00%	-2.50%	-$	0.50	$9.50
875	-12.50%	-2.50%	-1.25%	-$	0.25	$9.75
900	-10.00%	0.00%	0.00%		$0.00	$10.00
925	-7.50%	0.00%	0.00%		$0.00	$10.00
950	-5.00%	0.00%	0.00%		$0.00	$10.00
975	-2.50%	0.00%	0.00%		$0.00	$10.00
1,000	0.00%	0.00%	0.00%		$0.00	$10.00
1,025	2.50%	5.00%	2.50%		$0.50	$10.50
1,050	5.00%	10.00%	5.00%		$1.00	$11.00
1,075	7.50%	15.00%	7.50%		$1.50	$11.50
1,100	10.00%	20.00%	10.00%		$2.00	$12.00
1,125	12.50%	25.00%	12.50%		$2.50	$12.50
1,150	15.00%	28.00%	14.00%		$2.80	$12.80
1,175	17.50%	28.00%	14.00%		$2.80	$12.80
1,200	20.00%	28.00%	14.00%		$2.80	$12.80
1,300	30.00%	28.00%	14.00%		$2.80	$12.80
1,400	40.00%	28.00%	14.00%		$2.80	$12.80
1,500	50.00%	28.00%	14.00%		$2.80	$12.80
2,000	100.00%	28.00%	14.00%		$2.80	$12.80

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	Excludes any dividends paid on the stocks in the S&P 500® Index.
(3)	The percentage return for the entire term of the Notes limited to the hypothetical 28% maximum total return.
(4)	Calculated on a simple interest basis.

Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P 500® Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index prior to the determination of the Note Return Amount and the Calculation Agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (i) the determination of the Note Return Amount and (ii) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the S&P 500® Index or the relevant index as described in the preceding paragraph.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or a successor index is changed in any material respect, or if the S&P 500® Index or a successor index is in any other way modified so that the value of the S&P 500® Index or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500® Index or the successor index. Accordingly, if the method of calculating the S&P 500® Index or the successor index is modified so that the value of the S&P 500® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of July 31, 2009, the common stocks of 411 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of July 31, 2009, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 77% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of July 31, 2009, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (9.1%), Consumer Staples (11.8%), Energy (12.0%), Financials (13.9%), Health Care (13.7%), Industrials (10.0%), Information Technology (18.7%), Materials (3.4%), Telecommunication Services (3.4%) and Utilities (3.9%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth the high and low closing values of the S&P 500® Index for each month in the period from January 2004 through August 2009. These historical data on the S&P 500® Index are not necessarily indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low
January	1,155.37	1,108.48	1,202.08	1,163.75	1,294.18	1,261.49	1,440.13	1,409.71	1,447.16	1,310.50	934.70		805.22
February	1,157.76	1,126.52	1,211.37	1,184.16	1,294.12	1,254.78	1,459.68	1,399.04	1,395.42	1,326.45	869.89		735.09
March	1,156.86	1,091.33	1,225.31	1,165.36	1,307.25	1,272.23	1,437.50	1,374.12	1,352.99	1,273.37	832.86		676.53
April	1,150.57	1,107.30	1,191.14	1,137.50	1,311.56	1,285.33	1,495.42	1,424.55	1,397.84	1,328.32	873.64		811.08
May	1,121.53	1,084.10	1,198.78	1,154.05	1,325.76	1,256.58	1,530.62	1,486.30	1,426.63	1,375.93	929.23		877.52
June	1,144.06	1,116.64	1,216.96	1,190.69	1,288.22	1,223.69	1,539.18	1,490.72	1,404.05	1,278.38	946.21		893.04
July	1,128.94	1,084.07	1,243.72	1,194.44	1,280.19	1,234.49	1,553.08	1,455.27	1,284.91	1,214.91	987.48		879.13
August	1,107.77	1,063.23	1,245.04	1,205.10	1,304.28	1,265.95	1,497.49	1,406.70	1,305.32	1,249.01	1028.00	*	979.73	*
September	1,129.30	1,103.52	1,241.48	1,210.20	1,339.15	1,294.02	1,531.38	1,451.70	1,277.58	1,106.39
October	1,142.05	1,094.81	1,226.70	1,176.84	1,389.08	1,331.32	1,565.15	1,500.63	1,161.06	848.92
November	1,184.17	1,130.51	1,268.25	1,202.76	1,406.09	1,364.30	1,520.27	1,407.22	1,005.75	752.44
December	1,213.55	1,177.07	1,272.74	1,248.29	1,427.09	1,396.71	1,515.96	1,445.90	913.18	816.21

*	Through August 25, 2009.

On August 25, 2009, the closing value of the S&P 500® Index was 1,028.00.

The following graph illustrates the historical performance of the S&P 500® Index based on the closing value thereof on each Index Business Day from January 2, 2004 through August 25, 2009. Past movements of the S&P 500® Index are not indicative of future index values.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract subject to a floor, on the value of the S&P 500® Index on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the S&P 500® Index subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the S&P 500® Index pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the settlement value of the S&P 500® Index on the Valuation Date is below 90% of the settlement value of the S&P 500® Index on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the settlement value of the S&P 500® Index is not below 90% of the settlement value of the S&P 500® Index on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the S&P 500® Index. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of     % compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Recent Legislative Developments

The Obama Administration has recently proposed legislation that would impose a 20% withholding tax on the gross proceeds of the sale of Notes effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of this proposal have not yet been made public, although the Administration’s summary of this proposal indicates that it is not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, this proposal may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $                 principal amount of the Notes (                 Notes) for $9.800 per Note (equal to an underwriting discount of $0.200 per Note, which may be reduced for volume purchase discounts according to the chart below), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth in the chart below and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.200 per Note (which may be reduced for volume purchase discounts according to the chart below). Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.200 per Note (which may reduced for volume purchase discounts according to the chart below) on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a sales commission of $0.200 (which may reduced for volume purchase discounts according to the chart below) for each Note they sell.

The public offering price, the underwriting fee received by Citigroup Global Markets Inc., the concession received and allowed by certain dealers, and the sales commission paid to the Financial Advisors per note may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by a particular investor according to the following chart.

Aggregate Principal Amount of the Notes for Any Single Investor	Public Offering Price per Note	Underwriting Fee Received by Citigroup Global Markets Inc. Per Note	Maximum Concession to and from Dealers/Sales Commission to Financial Advisors per Note
< $1,000,000	$10.00	$0.200	$0.200
$1,000,000 - $2,999,999	$9.975	$0.175	$0.175
$3,000,000 - $4,999,999	$9.950	$0.150	$0.150
>= $5,000,000	$9.925	$0.125	$0.125

If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Application will be made to list the notes on NYSE Arca under the symbol “BLN.”

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes

Based Upon the S&P 500® Index

Due 2011

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                         , 2009

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)